Note 7 - Subsequent Event

Applicable to Summit GNMA Fund

On May 19, 2014, substantially all of the assets of the fund were acquired by the T. Rowe Price GNMA Fund, pursuant to the Agreement and Plan of

Reorganization dated January 31, 2014, and approved by fund shareholders on April 30, 2014. The acquisition provides fund shareholders exposure to the same investment strategy with a potentially lower expense ratio. The acquisition was accomplished by a tax-free exchange of 13,478,201 shares of the T. Rowe

Price GNMA Fund, with a value of $129,660,000, for all 13,358,227 shares of the fund then outstanding, with the same value. The exchange was based on values at the close of the NYSE on the immediately preceding business day, May 16, 2014.